Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 19 DATED MARCH 14, 2012
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 14 dated January 12, 2012, supplement no. 15 dated January 23, 2012, supplement no. 16 dated February 2, 2012, supplement no. 17 dated February 14, 2012 and supplement no. 18 dated February 22, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of a non-performing first mortgage loan;

•	updated risks related to an investment in us;

•	information regarding our indebtedness;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the period ended December 31, 2011; and

•	our audited financial statements and the notes thereto as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.
Status of the Offering
We commenced this offering of 140,000,000 shares of common stock on November 20, 2009. As of March 6, 2012, we had sold 24,651,860 shares of common stock in the offering for gross offering proceeds of $244.1 million, including 468,558 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $4.5 million. Also as of March 6, 2012, we had redeemed 25,242 of the shares sold in this offering for $0.2 million.
As of March 6, 2012, there are 115,348,140 shares of common stock available for sale in this offering, including 39,531,442 shares under the dividend reinvestment plan.
Investment in 1180 Raymond First Mortgage
On March 14, 2012, we, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the “1180 Raymond First Mortgage”) for $35.0 million plus closing costs.  We acquired the loan from US Bank National Association, which is not affiliated with us or our advisor.  The borrower under the 1180 Raymond First Mortgage is 1180 Astro Urban Renewal Investors, LLC, which is not affiliated with us or our advisor. We funded the acquisition of the 1180 Raymond First Mortgage with proceeds from this offering. The 1180 Raymond First Mortgage is secured by a multifamily tower containing 317 apartment units located in Newark, New Jersey.
As this is a non-performing loan, we do not expect the 1180 Raymond First Mortgage to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of note or the repayment of the loan upon its maturity date. As such, we will explore various strategies including the following: (i) negotiating with the borrower for a reduced payoff, (ii) restructuring the terms of the loan, and (iii) enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

Risk Factors
The following risk factors supplement the risk factors appearing in the prospectus.
Continued disruptions in the financial markets and uncertain economic conditions could continue to adversely impact the commercial mortgage market as well as the market for real estate‑related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to you.
During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or “demand” increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.
During 2008 and 2009, concerns pertaining to the deterioration of credit in the residential mortgage market expanded to almost all areas of the debt capital markets including corporate bonds, asset-backed securities and commercial real estate bonds and loans. Though there have been signs that the credit markets have begun to thaw as the global economy has shown signs of recovery, we cannot foresee when these markets will stabilize. This instability may interfere with the successful implementation of our business strategy.
Continued disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.
Despite improved access to capital for some companies, the capital and credit markets continue to be affected by the extreme volatility and disruption during the past three years.  The health of the global capital markets remains a concern.  The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized.  The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks.  Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses.  The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.
Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked.  Liquidity in the global credit market has been severely contracted by market disruptions, and new lending is expected to remain subdued in the near term.  We have relied on debt financing to finance our properties and real estate-related assets.  As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms.  If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.
Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments.  Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values.  Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

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revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; and/or

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revenues from the properties and other assets underlying our CMBS investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.
We will declare distributions when our board of directors determines we have sufficient cash flow from operations, investment activities and/or strategic financings. During our offering stage, we expect that we will fund any distributions from interest income on our debt investments, rental income on our real property investments and, to the extent we acquire investments with short maturities or investments that are close to maturity, we may fund distributions with the proceeds received at the maturity, payoff or settlement of those investments. Further, upon the acquisition of real estate investments or to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants. Upon completion of our offering stage, we expect to fund distributions from interest and rental income on investments, the maturity, payoff or settlement of investments and from strategic sales of loans, debt securities, properties and other assets, as well as the strategic use of debt financing as described above.
We do not expect to make significant asset sales (and concomitant distributions) during our offering stage because, as a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Because we intend to fund distributions from cash flow and strategic financings, we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities.
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.
Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from this offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor's deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions. If we fund distributions from financings, the net proceeds from this offering or sources other than our cash flow from operations, we will have less funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments and your overall return may be reduced.
As of December 31, 2011, we had declared only one distribution, which was declared in December 2011 in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock. This distribution was funded with the proceeds from real estate financings. In February 2012, we declared a distribution in the amount of $0.02309337 per share of common stock. This distribution was funded with proceeds from a sale of an industrial flex building located at 10564 Industrial Avenue in Roseville, California.

If we are incorrect in our assessment of asset appreciation that has been used to justify a cash distribution, the return for later investors purchasing our stock will be lower than the return for earlier investors.
We do not currently intend to change our $10.00 per share public offering price. However, under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings, we have used in the past, and may continue to use in the future, the proceeds from real estate financings to fund distributions to our stockholders. Therefore, investors who purchase our shares early in this offering, as compared with later investors, have received and may continue to receive more distributions for the same cash investment as a result of any distributions that are made based on our assessment of asset appreciation. Furthermore, if we are incorrect in our assessment of asset appreciation that is used to justify a cash distribution, the return for later investors purchasing our stock will be further reduced relative to the return for earlier investors.
You may not be able to sell your shares under our share redemption program and, if you are able to sell their shares under the program, you may not be able to recover full the amount of your investment in our shares.
Our share redemption program includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder's death, “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share redemption program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted‑average number of shares outstanding during the prior calendar year and (ii) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect to declare distributions only when our board of directors determines we have sufficient cash flow. Particularly during our offering stage, we may not have significant cash flow to pay distributions, which would in turn severely limit redemptions during the next calendar year. For example, we only declared $6.4 million in distributions in 2011. Our board is free to amend, suspend or terminate the share redemption program upon 30 days' notice.
The prices at which we will initially redeem shares under the program are as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.
We also may use up to $1.244 million (approximately one percent (1%) of the gross proceeds from this offering as of July 31, 2011) to redeem a qualifying stockholder's shares if the shares are being redeemed in connection with a stockholder's death, "qualifying disability" (as defined in the second amended and restated share redemption program) or "determination of incompetence" (as defined in the second amended and restated share redemption program). For purposes of determining the amount of funds available for redemption under the second amended and restated share redemption program, redemptions for a stockholder's death, qualifying disability or determination of incompetence, will be made first from the $1.244 million of gross offering proceeds from this offering. As of December 31, 2011, we may redeem up to $1.2 million of shares of common stock if the shares are being redeemed in connection with a stockholder's death, “qualifying disability” or “determination of incompetence.”
Notwithstanding the above, once we establish an estimated value per share of our common stock that is not based on the price to acquire a share in this offering or a follow‑on public offering, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities ─ whether through this offering or follow‑on offerings ─ and have not done so for up to 18 months. See “Description of Shares¯Share Redemption Program” for more information about the program. The restrictions of our share redemption program will severely limit your ability to sell your shares should you require liquidity and will limit your ability to recover the value you invest in us.

Because the offering price in this offering exceeds our net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares in this offering at $10.00 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) the substantial fees paid in connection with this offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments and (iv) general and administrative expenses. As of December 31, 2011, our net tangible book value per share was $8.64.
 Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.
We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.
To assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, KBS Capital Advisors estimated the value of our common shares as $10.00 per share as of December 31, 2011. The basis for this valuation is the fact that the offering price of our shares of common stock in this primary offering is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings ─ and have not done so for 18 months. If our board of directors determines that it is in our best interest, we may conduct follow‑on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.)
Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this primary offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of our company because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.
The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.
Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death, qualifying disability or determination of incompetence. The maximum price that may be paid under the program is $10.00 per share, which is the offering price of our shares of common stock in this primary offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this primary offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.
We have focused, and expect to continue to focus, our investments in real estate-related loans and real estate-related debt securities in distressed debt, which involves more risk than in performing debt.
With respect to our investments in real estate-related loans and real estate-related debt securities, we have found, and expect to continue to find, the most attractive opportunities in distressed debt. Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers.
Traditional performance metrics of real estate-related loans are generally not meaningful for non-performing real estate-related loans. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Properties securing non-performing loan investments are typically non-stabilized or otherwise not performing optimally. An appraisal of such a property involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.
In addition, we may pursue more than one strategy to create value in a non-performing loan. These strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.
The factors described above make it challenging to evaluate non-performing loans and make investments in such loans riskier than investments in performing debt.
Our opportunistic property-acquisition strategy involves a higher risk of loss than would a strategy of investing in other properties.
We expect that, after we invest substantially all of the proceeds from this offering, approximately 40% of our portfolio will consist of direct investments in opportunistic real estate, excluding real property that we take title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments. We consider opportunistic or enhanced-return properties to be properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. These properties may include, but are not limited to, office, industrial and retail properties, hospitality properties and undeveloped residential lots.

Traditional performance metrics of real estate assets may not be meaningful for opportunistic real estate. Non-stabilized properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Appraisals may provide a sense of the value of the investment, but any appraisal of the property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.
In addition, we may pursue more than one strategy to create value in an opportunistic real estate investment. These strategies may include development, redevelopment, or lease-up of such property. Our ability to generate a return on these investments will depend on numerous factors, some or all of which may be out of our control, such as (i) our ability to correctly price an asset that is not generating an optimal level of revenue or otherwise performing under its potential, (ii) our ability to choose and execute on a successful value-creating strategy, (iii) our ability to avoid delays, regulatory hurdles, and other potential impediments, (iv) local market conditions, and (v) competition for similar properties in the same market. The factors described above make it challenging to evaluate opportunistic real estate investments and make investments in such properties riskier than investments in other properties.
If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, or status as a REIT could be adversely affected.
In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimus exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.
The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.
The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.
If certain sale-leaseback transactions are not characterized by the Internal Revenue Service as “true leases,” we may be subject to adverse tax consequences.
We may purchase investments in properties and lease them back to the sellers of these properties. If the Internal Revenue Service does not characterize these leases as “true leases,” would not treated as receiving rents from real property with regard to such leases which could affect our ability to satisfy the REIT gross income tests.
Indebtedness
As of December 31, 2011, we had $33.0 million of mortgage debt outstanding and $30.2 million of repurchase agreements outstanding. The repurchase agreements matured on January 19, 2012 and have been successively extended through March 16, 2012 under substantially the same terms. As of December 31, 2011, our borrowings and other liabilities were approximately 38% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated balance sheets as of December 31, 2011 and December 31, 2010, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2011, 2010 and 2009, and the accompanying financial statement schedules, all included in this supplement.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.
Overview
We were formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a REIT beginning with the taxable year ended December 31, 2010 and intend to operate in such manner. On January 8, 2009, we filed a registration statement on Form S‑11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on November 20, 2009 and we retained KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in the ongoing initial public offering.
We intend to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of real estate‑related loans, opportunistic real estate, real estate‑related debt securities and other real estate‑related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, our acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, and commercial mortgage backed securities (“CMBS”). We may also invest in entities that make similar investments. As of December 31, 2011, we owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land and six CMBS investments.
Through December 31, 2011, we had sold 21,977,821 shares in this offering for gross offering proceeds of $217.6 million, including 430,190 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $4.1 million. Also as of December 31, 2011, we had redeemed 4,000 of the shares sold in this offering for $40,000. Additionally, on December 29, 2011, we issued 220,994 shares of common stock for $2.0 million in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.
KBS Capital Advisors LLC is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of investments. KBS Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. KBS Capital Advisors will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.
Market Outlook ─ Real Estate and Real Estate Finance Markets
During the past four years, there have been significant and widespread concerns about credit risk, both corporate and sovereign, and access to capital in the U.S. and global markets. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall health of consumers and businesses. Recent global economic events remain centered on the potential for the default of European sovereign debt and the impact that such an event would have on the rest of the world’s financial markets. During 2011, Standard and Poor’s downgraded the credit rating of the United States to AA+ from AAA. Moody’s recently downgraded Italy, Spain, Portugal and Greece and placed the UK and France on negative watch. These events have led to increased volatility in the capital markets.
In this environment, the health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are adequately capitalized. The credit downgrade of the United States has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses.

In Europe, the unresolved sovereign debt crisis remains a concern. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global banking system is a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of risks. In response to the growing crisis the global credit markets have tightened, and the cost of capital, in general, has begun to increase.
Throughout the financial crisis and economic downturn, U.S. commercial real estate transactions experienced a sharp decline in volume. Very little market activity (buying or selling) took place in 2009 and the first half of 2010. In the second half of 2010 and the first half of 2011, the markets experienced a rebound in transaction activity. High-quality assets in primary (top-tier) markets experienced the largest increase in transaction volume. The second half of 2011, however, witnessed a significant slowdown in the level of market activity. Uncertainty in areas such as the cost of capital, and the ability to hedge asset risks, produced enough friction to bring transaction volumes down. However, toward the end of December and the beginning of the first quarter of 2012, the U.S. commercial real estate markets showed signs of recovery and increased transaction volumes.
While there are signs of improvement for commercial real estate, the outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally based growth industries such as technology, energy and health care. The capital markets also have an impact on these trends. Lending activity increased in 2011, but market volatility has increased caution among lenders and can affect capital supply. CMBS lending, which was shut down in the second half of 2011, began again during the first quarter of 2012.
Despite improved access to capital for some companies, the aforementioned economic conditions have continued to impact the capital markets. Global government interventions in the banking system and the persistence of a highly expansionary monetary policy by the U.S. Treasury have introduced additional complexity and uncertainty to the markets. The U.S. government’s recent introduction of additional regulation to the financial markets, including the banking, insurance and  brokerage sectors, has resulted in general uncertainty as to the long-term impact on these markets and on the economy as a whole. Adding to this uncertainty are increased disclosure requirements and changes to accounting principles involving the valuation of investments. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.
Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations.  We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering, including our dividend reinvestment plan, and any future follow-on offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.  To date, we have had three primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering;

•	Debt financing; and

•	Cash flow generated by our real estate and real estate-related investments.
On April 19, 2010, we broke escrow in this offering and through December 31, 2011, we had sold 21,977,821 shares of common stock for gross offering proceeds of $217.6 million, including 430,190 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $4.1 million.  If we are unable to raise substantial funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the fluctuation in the value of an investment in us will be tied more closely to the performance of the specific assets we acquire.  Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering.  Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses.  Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures.  As of December 31, 2011, our real estate property investments were 45% occupied.
Our real estate-related debt securities generate cash flow in the form of interest income. Cash flows from operations from our estate-related debt securities are primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of December 31, 2011, the cash flows from the borrowers under our estate-related debt securities were sufficient to meet the contractual debt service obligations under these securities.

Investments in performing real estate-related loans generate cash flow in the form of interest income.  Investments in non‑performing real estate-related loans may or may not generate cash flow.  Cash flow from operations under our real estate‑related loans is primarily dependent on the operating performance of the underlying collateral and the borrowers’ ability to make their debt service payments.  We do not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity dates.  As such, we explore various strategies including, but not limited to, one or more of the following: (i) negotiating with the borrowers for a reduced payoff, (ii) restructuring the terms of the loans and (iii) enforcing our rights as lenders under these loans and foreclosing on the collateral securing the loans.  We believe that one or more of these potential courses of action will at some point result in positive cash flow to us. As of December 31, 2011, we had no real estate loans receivable outstanding, as we have foreclosed on or otherwise received title to all of the properties that secured our original investments in non-performing real estate loans receivable.
As of December 31, 2011, we had outstanding debt obligations in the aggregate principal amount of $63.2 million.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the Conflicts Committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2011 exceeded the charter imposed limitation; however, the Conflicts Committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
For the year ended December 31, 2011, our cash needs for acquisitions, capital expenditures and debt servicing were met with proceeds from this offering and debt financing. Operating cash needs during the same period were met through cash flow generated by our real estate investments and proceeds from this offering. We made distributions to our stockholders during the year ended December 31, 2011 that we funded from debt financing.
We have elected to be taxed as a REIT and intend to operate as a REIT. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.
Cash Flows from Operating Activities
We acquired our first real estate investment on August 2, 2010. As of December 31, 2011, we owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land and six investments in commercial mortgage-backed securities (“CMBS”). During the year ended December 31, 2011, net cash used in operating activities was $3.5 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2011 for an entire period and as a result of anticipated future acquisitions of real estate and real estate-related investments, and the related operations of such real estate and the potential cash flow from real estate-related investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $154.4 million for the year ended December 31, 2011 and primarily consisted of the following:

•
Acquisitions of an individual office property, one office portfolio consisting of five office buildings and 43 acres of undeveloped land and 1,375 acres of undeveloped land for an aggregate purchase price of $73.6 million;

•	Purchases of six CMBS investments for an aggregate purchase price of $58.7 million;

•	Acquisition of a non-performing first mortgage loan for $20.1 million; and

•	Improvements to real estate of $2.4 million.

Cash Flows from Financing Activities
Net cash provided by financing activities was $220.6 million for the year ended December 31, 2011 and consisted primarily of the following:

•
$147.2 million of cash provided by offering proceeds related to this offering, net of payments of selling commissions, dealer manager fees and other organization and offering expenses of $17.9 million;

•
$62.0 million of net cash provided by debt as a result of proceeds from notes payable and repurchase agreements of $63.2 million, partially offset by payments of deferred financing costs of $1.2 million;

•	$13.7 million of noncontrolling interest contributions; and

•	$2.3 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $4.1 million.
In order to execute our investment strategy, we utilize secured debt, and to the extent available, may utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of this offering, we expect our debt financing will be 50% or less of the cost of our investments, although it may exceed this level during our offering stage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2011, our borrowings and other liabilities were approximately 38% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of this primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of this offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans).
The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of December 31, 2011 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2012	2013-2014	2015-2016	Thereafter
Outstanding debt obligations (1)	$63,203	$30,201	$—	$33,002	$—
Interest payments on outstanding debt obligations (2)	8,060	2,043	4,038	1,979	—
_____________________
(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2011. We incurred interest expense of $0.3 million excluding amortization of deferred financing costs of $24,000, for the year ended December 31, 2011.

Results of Operations
During the year ended December 31, 2010, we acquired one office property and five non-performing first mortgage loans. We foreclosed on one of the non-performing first mortgage loans and received title to the property securing the loan during the year ended December 31, 2010. As such, we owned two office properties and four non-performing first mortgage loans as of December 31, 2010. Subsequent to December 31, 2010, we acquired a non-performing first mortgage loan, one office property, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, six CMBS investments and 1,375 acres of undeveloped land. In addition, as of December 31, 2011, we have either foreclosed on or otherwise received title to the properties which secured all original investments in real estate loans receivable. As such, we owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land and six CMBS investments as of December 31, 2011. We funded the acquisitions of these investments with proceeds from this offering and debt financing. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning the assets acquired in 2011 for an entire period and anticipated future acquisitions of real estate and real estate-related investments. Our income and expenses will also depend on the outcome of our recovery strategies for our leasing activities for our non-performing real estate assets.
Comparison of the year ended December 31, 2011 versus year ended December 31, 2010
Rental income and tenant reimbursements increased from $0.2 million for the year ended December 31, 2010 to $3.9 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period, leasing additional space and anticipated future acquisitions of real estate assets.
Interest income from our real estate loans receivable, recognized using the interest method, increased from $0.1 million for the year ended December 31, 2010 to $0.3 million for the year ended December 31, 2011. As of December 31, 2011, we had foreclosed on all of our real estate loans receivable. We expect interest income to vary in future periods based upon acquisition activity of real estate-related loans and, because we may acquire non-performing loans, the ability of the borrowers to make interest payments.
Property operating costs and real estate taxes and insurance increased from $0.2 million and $46,000, respectively for the year ended December 31, 2010 to $3.0 million and $0.9 million, respectively for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period and anticipated future acquisitions or foreclosures of real estate assets.
Asset management fees increased from $30,000 for the year ended December 31, 2010 to $0.3 million for the year ended December 31, 2011, primarily as a result of growth in our real estate portfolio. We expect asset management fees to increase in future periods as a result of owning the assets acquired in 2011 for an entire period and anticipated future acquisitions or foreclosures. All asset management fees incurred as of December 31, 2011 have been paid.
Real estate acquisition fees and expenses to affiliates and non-affiliates increased from $0.1 million for the year ended December 31, 2010 to $1.6 million for the year ended December 31, 2011 due to the growth in our real estate portfolio. This increase is primarily due to the difference in acquisition price between the property we acquired for $1.8 million during the year ended December 31, 2010 and the interests in properties we acquired for $72.8 million during the year ended December 31, 2011. We expect real estate acquisition fees to vary in future periods based upon real estate acquisition activity.
Costs and expenses related to the foreclosure of real estate loans receivable increased from $0.1 million for the year ended December 31, 2010 to $0.9 million for the year ended December 31, 2011. We foreclosed on one of our real estate loans receivable during the year ended December 31, 2010 and foreclosed on five of our real estate loans receivable during the year ended December 31, 2011. We expect costs and expenses related to the foreclosure of loans receivable to vary in future periods based upon foreclosure activity.
General and administrative expenses increased from $1.6 million for the year ended December 31, 2010 to $2.0 million for the year ended December 31, 2011, primarily as a result of the growth of our company and of our real estate portfolio. General and administrative costs consisted primarily of legal fees, transfer agent fees, insurance premiums, professional fees and independent director fees. We expect general and administrative costs to increase in future periods as we acquire additional investments, but we expect these costs to decrease as a percentage of total revenue.
Depreciation and amortization increased from $0.2 million for the year ended December 31, 2010 to $3.2 million for the year ended December 31, 2011, due to the growth of our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period and anticipated future acquisitions or foreclosures of real estate assets.

Interest expense was $0.3 million for the year ended December 31, 2011. We had no debt outstanding during the year ended December 31, 2010, and therefore, did not incur any interest expense during that period. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Comparison of the year ended December 31, 2010 versus year ended December 31, 2009
Our results of operations for the year ended December 31, 2010 and 2009 are not indicative of those expected in future periods as we broke escrow in this offering on April 19, 2010 and commenced operations on August 2, 2010 in connection with our first investment. During the period from inception (October 8, 2008) to December 31, 2009, we had been formed but had not yet commenced operations, as we had not yet begun this offering. As a result, we had no material results of operations for that period. As of December 31, 2010, we had acquired one office property and five non‑performing first mortgage loans. We foreclosed on one of the non-performing first mortgage loans and received title to the property securing the loan during the year ended December 31, 2010. As such, we owned two office properties and four non‑performing first mortgage loans as of December 31, 2010.
Rental income and tenant reimbursements for the year ended December 31, 2010 were $0.2 million.
Interest income from our real estate loans receivable was $0.1 million for the year ended December 31, 2010. As of December 31, 2010, all our real estate loans receivable were non-performing loans and interest income related to these loans was recognized on a cash basis.
Property operating costs and real estate taxes and insurance for the year ended December 31, 2010 were $0.2 million and $46,000, respectively.
Asset management fees with respect to our real estate loans receivable and real estate investment for the year ended December 31, 2010 totaled $30,000. All asset management fees incurred as of December 31, 2010 have been paid.
Real estate acquisition fees and expenses to affiliates and non-affiliates, including cost related to foreclosure of loans receivable, for the year ended December 31, 2010 totaled $0.2 million.
General and administrative expenses for the year ended December 31, 2010 were $1.6 million. These general and administrative costs consisted primarily of insurance premiums, professional fees, dividend processing fees and independent director fees. We recorded independent director fees of $0.3 million for the year ended December 31, 2010, of which $10,000 was payable at December 31, 2010.
Depreciation and amortization for the year ended December 31, 2010 was $0.2 million.
For the year ended December 31, 2010, we had a net loss of $2.0 million, due primarily to general and administrative costs, operating expenses, depreciation and amortization expense, real estate acquisition fees to affiliates and non-affiliates, real estate taxes and insurance, and asset management fees to affiliates.
Organization and Offering Costs
Organization and offering costs (other than selling commissions and dealer manager fees) of the primary offering may be paid by our advisor, our dealer manager or their affiliates on our behalf and they may continue to pay these costs on our behalf with respect to the offering under our dividend reinvestment plan. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
We reimburse our advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts we spent on organization and offering expenses, does not exceed 15% of the gross proceeds of this primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of this primary offering and at the termination of the offering under the dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering.

We reimburse our dealer manager for underwriting compensation as discussed in this prospectus for this offering, provided that within 30 days after the end of the month in which this primary offering terminates, our dealer manager must reimburse us to the extent that our reimbursements cause total underwriting compensation for this primary offering to exceed 10% of the gross offering proceeds from this offering. We also pay directly or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by us to the dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement.
As of December 31, 2011, selling commissions, dealer manager fees, and organization and other offering costs were 12% of gross offering proceeds. Through December 31, 2011, including shares issued through our dividend reinvestment plan, we had sold 21,977,821 shares for gross offering proceeds of $217.6 million, and recorded organization and other offering costs of $7.0 million and selling commissions and dealer manager fees of $18.4 million.
Distributions
On November 28, 2011, our board of directors declared a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, to stockholders of record as of the close of business on December 23, 2011. We paid this distribution on December 23, 2011. Investors could choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
This distribution was funded with the proceeds from real estate financings. We made this distribution because our board of directors and our management believes, based on research and analyses performed in consultation with our advisor, that assets in our portfolio have appreciated in value after our acquisition of such assets or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which are difficult to value. Moreover, subsequent events could adversely affect the values of the assets. We have not sold or marketed any of these assets and thus we have not yet realized any gain on these investments nor received any offers on them. For the foregoing reasons, we can provide no assurance that we could realize any appreciation upon an actual sale of any of our assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments, gains on sales of assets, increases in the value of our assets after acquisition and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.
Our cumulative distributions and net loss from inception through December 31, 2011 are $6.4 million and $9.8 million, respectively.
Critical Accounting Policies
Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition
Real Estate
We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:
•whether the lease stipulates how a tenant improvement allowance may be spent;
•whether the amount of a tenant improvement allowance is in excess of market rates;
•whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•whether the tenant improvements are unique to the tenant or general‑purpose in nature; and
•whether the tenant improvements are expected to have any residual value at the end of the lease.
We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.
We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Real Estate Loans Receivable
Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we reverse the accrual for unpaid interest and generally do not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met. As of December 31, 2011, we did not own any real estate loans receivable as we had foreclosed on all of our previous investments in real estate loans receivable.
We will recognize interest income on loans purchased at discounts to face value where we expect to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. We recognize interest income on non-performing loans on a cash basis since these loans generally do not have an estimated yield and collection of principal and interest is not assured
Real Estate Securities
We recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.
Cash and Cash Equivalents
We recognize interest income on our cash and cash equivalents as it is earned and record such amounts as other interest income.
Real Estate
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods
Real Estate Acquisition Valuation
We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan is recorded at the estimated fair value of the real estate (net of liabilities assumed) or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in our consolidated statements of operations.
Intangible assets include the value of in‑place leases, which represents the estimated value of the net cash flows of the in‑place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease‑up. Acquired in‑place lease value will be amortized to expense over the average remaining non‑cancelable terms of the respective in‑place leases, including any below-market renewal periods.
We assess the acquisition‑date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease‑up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease‑up periods.
We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
Direct investments in undeveloped land are accounted for as an asset acquisition and not as a business combination.  Costs related to the acquisition of undeveloped land, including acquisitions fees and expenses, are capitalized.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.
Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.
Real Estate Securities
We classify our investments in real estate securities as available-for-sale, since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, we may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.
On a quarterly basis, we evaluate our real estate securities for other-than-temporary impairment. We review the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on our quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than our amortized cost basis, an other-than-temporary impairment is deemed to have occurred.
We are required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on our real estate securities that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of our amortized cost basis. We calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

Real Estate Loans Receivable and Loan Loss Reserves
Real estate loans are classified as held for investment, available for sale, or both based on management’s intent and ability to hold the loans for the foreseeable future. Real estate loans held for investment are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, we will record a loan loss reserve and a provision for loan losses to recognize impairment.
The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” on our consolidated statements of operations and is decreased by charge‑offs to specific loans when losses are confirmed. The reserve for loan losses may include an asset‑specific component and a portfolio‑based component.
An asset‑specific reserve relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. If we purchase a loan at a discount to face value and at the acquisition date we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on our assessment of the credit quality of the borrower, we will consider such a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts we estimated to be collected at the time of acquisition. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.
Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ from estimated amounts.
Repurchase Agreements
We account for repurchase agreements to unrelated entities in accordance with ASC 860, Transfers and Servicing (“ASC 860”).  Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets at a future date and are accounted for as a collateralized financing transaction.  The transferor under the repurchase agreements retains beneficial interest in the pledged collateral.  As a result, we would continue to report the transferred financial asset in our consolidated balance sheet and recognize interest income on the transferred assets.  Proceeds from the transferee are treated as secured borrowings and recorded as a liability.  Interest income allocated to the transferee is recorded as interest expense on our consolidated statement of operations.
Fair Value Measurements
Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non‑recurring basis (e.g., carrying value of impaired real estate loans receivable and long‑lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three‑tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from independent third‑party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid‑ask spread or significant increase in the bid‑ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal‑to‑principal market).
We consider the following factors to be indicators of non‑orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.
Income Taxes
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. We expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.
We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ending December 31, 2011 and 2010. As of December 31, 2011, returns for the calendar year 2010 remain subject to examination by major tax jurisdictions.
Experts
The consolidated balance sheets of KBS Strategic Opportunity REIT, Inc. as of December 31, 2011 and 2010, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2011, 2010 and 2009, and the accompanying financial statement schedules, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
KBS Strategic Opportunity REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Strategic Opportunity REIT, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2011, 2010 and 2009. Our audits also included the financial statement schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Strategic Opportunity REIT, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 12, 2012

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2011	2010
Assets
Real estate, net	$107,752	$4,547
Real estate loans receivable, net	—	13,227
Real estate securities ($46.4 million pledged under repurchase agreements)	58,602	—
Total real estate and real estate-related investments, net	166,354	17,774
Cash and cash equivalents	86,379	23,642
Rents and other receivables, net	510	47
Above-market leases, net	2,846	27
Prepaid expenses and other assets	2,374	914
Total assets	$258,463	$42,404
Liabilities and stockholders’ equity
Notes payable and repurchase agreements:
Notes payable	$33,002	$—
Repurchase agreements on real estate securities	30,201	—
Total notes payable and repurchase agreements	63,203	—
Accounts payable and accrued liabilities	2,235	917
Due to affiliates	31	378
Below-market leases, net	437	—
Security deposits and other liabilities	722	51
Total liabilities	66,628	1,346
Commitments and contingencies (Note 13)
Redeemable common stock	5,291	—
Equity
KBS Strategic Opportunity REIT, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 22,214,815 and 5,132,988 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	222	52
Additional paid-in capital	188,817	42,988
Cumulative distributions and net losses	(15,968)	(1,982)
Accumulated other comprehensive loss	(46)	—
Total KBS Strategic Opportunity REIT, Inc. stockholders’ equity	173,025	41,058
Noncontrolling interests	13,519	—
Total equity	186,544	41,058
Total liabilities and stockholders’ equity	$258,463	$42,404
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2011	2010	2009
Revenues:
Rental income	$3,595	$154	$—
Tenant reimbursements	276	23	—
Interest income from real estate loans receivable	311	131	—
Interest income from real estate securities	53	—	—
Other operating income	43	—	—
Total revenues	4,278	308	—
Expenses:
Operating, maintenance, and management	2,957	217	—
Real estate taxes and insurance	888	46	—
Asset management fees to affiliate	328	30	—
Real estate acquisition fees and expenses	1,139	51	—
Real estate acquisition fees and expenses to affiliate	460	18	—
Costs related to foreclosure of loans receivable	901	92	—
General and administrative expenses	2,005	1,635	7
Depreciation and amortization	3,203	212	—
Interest expense	313	—	—
Total expenses	12,194	2,301	7
Other income:
Other interest income	117	18	—
Net loss	(7,799)	(1,975)	(7)
Net loss attributable to noncontrolling interests	218	—	—
Net loss attributable to common stockholders	$(7,581)	$(1,975)	$(7)
Net loss per common share, basic and diluted	$(0.66)	$(1.18)	$(0.37)
Weighted-average number of common shares outstanding, basic and diluted	11,432,823	1,678,335	20,000
Distributions declared per common share	$0.30	$—	$—
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Common Stock
	Shares	Amounts
Balance, December 31, 2008	20,000	$1	$199	$—	$—	$200	$—	$200
Net loss	—	—	—	(7)	—	(7)	—	(7)
Balance, December 31, 2009	20,000	$1	$199	$(7)	$—	$193	$—	$193
Issuance of common stock	5,112,988	51	50,349	—	—	50,400	—	50,400
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(4,116)	—	—	(4,116)	—	(4,116)
Other offering costs	—	—	(3,444)	—	—	(3,444)	—	(3,444)
Net loss	—	—	—	(1,975)	—	(1,975)	—	(1,975)
Balance, December 31, 2010	5,132,988	$52	$42,988	$(1,982)	$—	$41,058	$—	$41,058
Comprehensive loss:
Net loss	—	—	—	(7,581)	—	(7,581)	(218)	(7,799)
Unrealized loss on real estate securities	—	—	—	—	(46)	(46)	—	(46)
Total comprehensive loss						(7,627)	(218)	(7,845)
Issuance of common stock	17,085,827	171	168,995	—	—	169,166	—	169,166
Transfers to redeemable common stock	—	—	(5,291)	—	—	(5,291)	—	(5,291)
Redemptions of common stock	(4,000)	(1)	(39)	—	—	(40)	—	(40)
Distributions declared	—	—	—	(6,405)	—	(6,405)	—	(6,405)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(14,324)	—	—	(14,324)	—	(14,324)
Other offering costs	—	—	(3,512)	—	—	(3,512)	—	(3,512)
Noncontrolling interests contributions	—	—	—	—	—	—	13,737	13,737
Balance, December 31, 2011	22,214,815	$222	$188,817	$(15,968)	$(46)	$173,025	$13,519	$186,544
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net loss	$(7,799)	$(1,975)	$(7)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,203	212	—
Noncash interest income on real estate securities	48	—	—
Deferred rent	(207)	—	—
Amortization of above- and below-market leases, net	613	32	—
Amortization of deferred financing costs	24	—	—
Write-off of closing costs related to foreclosed assets	696	—	—
Changes in assets and liabilities:
Rents and other receivables	(256)	(47)	—
Prepaid expenses and other assets	(207)	(438)	—
Accounts payable and accrued liabilities	108	313	—
Due to affiliates	(295)	312	—
Security deposits and other liabilities	565	19	—
Net cash used in operating activities	(3,507)	(1,572)	(7)
Cash Flows from Investing Activities:
Acquisitions of real estate	(73,597)	(1,800)	—
Purchase of real estate securities	(58,696)	—	—
Improvements to real estate	(2,430)	(83)	—
Investments in real estate loans receivable	(20,120)	(16,002)	—
Principal repayments on real estate loans receivable	438	—	—
Net cash used in investing activities	(154,405)	(17,885)	—
Cash Flows from Financing Activities:
Proceeds from notes payable	33,002	—	—
Proceeds from repurchase agreement	30,201	—	—
Payments of deferred financing costs	(1,161)	—	—
Proceeds from issuance of common stock	165,079	50,400	—
Payments to redeem common stock	(40)	—	—
Payments of commissions on stock sales and related dealer manager fees	(14,324)	(4,116)	—
Payments of other offering costs	(3,527)	(3,378)	—
Distributions paid	(2,318)	—	—
Noncontrolling interest contribution	13,737	—	—
Net cash provided by financing activities	220,649	42,906	—
Net increase (decrease) in cash and cash equivalents	62,737	23,449	(7)
Cash and cash equivalents, beginning of period	23,642	193	200
Cash and cash equivalents, end of period	$86,379	$23,642	$193
Supplemental Disclosure of Noncash Transactions:
Interest paid	$118	$—	$—
Supplemental Disclosure of Noncash Transactions:
Investments in real estate through foreclosure	$32,213	$2,775	$—
Escrow deposits in other assets and other liabilities	$—	$476	$—
Liabilities assumed on foreclosed real estate	$200	$—	$—
Increase in capital expenses payable	$921	$30	$—
Increase in lease commissions payable	$158	$—	$—
Liabilities assumed on real estate acquisition	$—	$32	$—
Increase in due to affiliates for offering costs	$—	$66	$—
Increase in accounts payable and accrued liabilities for offering costs	$37	$—	$—
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$4,087	$—	$—
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

1.	ORGANIZATION
KBS Strategic Opportunity REIT, Inc. (the “Company”) was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. The Company conducts its business primarily through KBS Strategic Opportunity Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on October 8, 2011 (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. The Advisor owns 20,000 shares of the Company’s common stock.
The Company expects to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, the acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, and commercial mortgage backed securities (“CMBS”). The Company may also invest in entities that make similar investments. As of December 31, 2011, the Company owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land and six investments in CMBS.
On January 8, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the “Offering”), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on November 20, 2009 and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on August 9, 2011 (the “Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments, as described above.
As of December 31, 2011, the Company had sold 21,977,821 shares of common stock in the Offering for gross offering proceeds of $217.6 million, including 430,190 shares of common stock sold under the dividend reinvestment plan for gross offering proceeds of $4.1 million. Also, as of December 31, 2011, the Company had redeemed 4,000 shares sold in the Offering for $40,000. Additionally, on December 29, 2011, we issued 220,994 shares of common stock for $2.0 million in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries, and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Reclassifications
Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods
Revenue Recognition
Real Estate
The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general‑purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.
The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.
The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Real Estate Loans Receivable
Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met. As of December 31, 2011, the Company did not own any real estate loans receivable as the Company had foreclosed on all of its previous investments in real estate loans receivable.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The Company will recognize interest income on loans purchased at discounts to face value where the Company expects to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. The Company recognizes interest income on non-performing loans on a cash basis since these loans generally do not have an estimated yield and collection of principal and interest is not assured.
Real Estate Securities
The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.
The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which requires the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.
Cash and Cash Equivalents
The Company recognizes interest income on its cash and cash equivalents as it is earned and records such amounts as other interest income.
Real Estate
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods
Real Estate Acquisition Valuation
The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan is recorded at the estimated fair value of the real estate or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in our consolidated statements of operations.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Intangible assets include the value of in‑place leases, which represents the estimated value of the net cash flows of the in‑place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease‑up. Acquired in‑place lease value will be amortized to expense over the average remaining non‑cancelable terms of the respective in‑place leases, including any below‑market renewal periods.
The Company assesses the acquisition‑date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease‑up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease‑up periods.
The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.
Direct investments in undeveloped land are accounted for as an asset acquisition and not as a business combination.  Costs  related to the acquisition of undeveloped land, including acquisitions fees and expenses, are capitalized.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2011 and 2010.
Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of the Company’s real estate and related intangible assets and liabilities and an overstatement of its net income.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Real Estate Loans Receivable and Loan Loss Reserves
Real estate loans are classified as held for investment, available for sale, or both based on management’s intent and ability to hold the loans for the foreseeable future. Real estate loans held for investment are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, the Company will record a loan loss reserve and a provision for loan losses to recognize impairment.
The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” on the Company’s consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include an asset‑specific component and a portfolio‑based component.
An asset-specific reserve relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. If the Company purchases a loan at a discount to face value and at the acquisition date the Company expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the Company’s assessment of the credit quality of the borrower, the Company will consider such a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts the Company estimated to be collected at the time of acquisition. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.
Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could significantly differ from estimated amounts.
Real Estate Securities
The Company classifies its investments in real estate securities as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings.
On a quarterly basis, the Company evaluates its real estate securities for other-than-temporary impairment. The Company reviews the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company’s quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The Company is required to distinguish between other-than-temporary impairments related to credit and other‑than‑temporary impairments related to other factors (e.g., market fluctuations) on its real estate securities that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The Company calculates the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short‑term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2011 and 2010.
The Company’s cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2011. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Wells Fargo Bank, N.A. in which it deposits all funds.
Rents and Other Receivables
The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from the straight‑lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates.
Deferred Financing Costs
Deferred financing costs represent commitment fees, loan fees, legal fees and other third‑party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2011, the Company’s deferred financing costs were $1.1 million, net of amortization.
Repurchase Agreements
The Company accounts for repurchase agreements to unrelated entities in accordance with ASC 860, Transfers and Servicing (“ASC 860”).  Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets at a future date and are accounted for as a collateralized financing transaction.  The transferor under the repurchase agreements retains beneficial interest in the pledged collateral.  As a result, the Company would continue to report the transferred financial asset in its consolidated balance sheet and recognize interest income on the transferred assets.  Proceeds from the transferee are treated as secured borrowings and recorded as a liability.  Interest income allocated to the transferee is recorded as interest expense on the Company’s consolidated statement of operations.  See Note 7, “Notes Payable and Repurchase Agreements - Repurchase Agreements.”

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Fair Value Measurements
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, the Company utilizes quoted market prices from an independent third‑party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines that the market for a financial instrument owned by the Company is illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Dividend Reinvestment Plan
The Company has adopted a dividend reinvestment plan (the “DRP”) through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company’s common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities — whether through the Offering or follow-on public offerings – and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days’ notice to participants.
Redeemable Common Stock
The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.
There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•
Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem the shares until the stockholder has held the shares for one year.

•
During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the DRP during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted‑average number of shares outstanding during the prior calendar year.

•
The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

On August 9, 2011, the Company’s board of directors approved a second amended and restated share redemption program. The terms of the second amended and restated share redemption program are identical to the prior program except that the second amended and restated share redemption program provides for sources of funds for certain redemptions of our shares during the remainder of calendar year 2011 and during calendar year 2012 as follows:

•
The Company could use the aggregate amount of net proceeds, if any, from the sale of shares under the dividend reinvestment plan during the remainder of calendar year 2011 to redeem a qualifying stockholder’s (as defined) shares during calendar year 2011 and calendar year 2012. Any redemptions during calendar year 2011 that are made from the aggregate amount of net proceeds from the sale of shares under our dividend reinvestment plan during calendar year 2011 reduced in direct proportion funds available for redemptions during calendar year 2012.

•
We also may use up to $1.244 million (approximately one percent (1%) of the gross proceeds from our initial public offering as of July 31, 2011) to redeem a qualifying stockholder’s shares if the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined) or “determination of incompetence” (as defined). For purposes of determining the amount of funds available for redemption under our second amended and restated share redemption program, redemptions for a stockholder’s death, qualifying disability or determination of incompetence, will be made first from the $1.244 million of gross offering proceeds from our initial public offering.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Pursuant to the program, the Company will initially redeem shares at prices determined as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.
Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock that is not based on the price to acquire a share in the Company’s primary offering or follow-on public offerings, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The Company considers its offering stage complete when it is no longer publicly offering equity securities ─ whether through the primary offering or a follow‑on public offering ─ and has not done so for 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.
The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8‑K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.
The Company records amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the DRP during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time) the Company presents the net proceeds from the current year and prior year DRP, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.
The Company classifies as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.
The Company limits the dollar value of shares that may be redeemed under the program as described above. For the year ended December 31, 2011, the Company had redeemed $40,000 of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2011 redemption date. As of December 31, 2011, the Company may redeem up to $1.2 million of shares of common stock if the shares are being redeemed in connection with a stockholders’ death, qualifying disability or determination of incompetence. Additionally, based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2011, the Company has $4.1 million available for all other redemptions in 2012.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Related Party Transactions
Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. See note 9, “Related Party Transactions.”
The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2011.
Selling Commissions and Dealer Manager Fees
The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. All or a portion of the selling commissions will not be charged with regard to shares sold to certain categories of purchasers. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.
Organization and Offering Costs
Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
The Company reimburses the Advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by the Company on organization and offering expenses, does not exceed 15% of the gross proceeds of the Company’s primary offering and the offering under the DRP as of the date of reimbursement. At the termination of the primary offering and at the termination of the offering under the DRP, the Advisor has agreed to reimburse the Company to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by the Company exceed 15% of the gross offering proceeds of the respective offering.
The Company reimburses the Dealer Manager for underwriting compensation as discussed in the prospectus for its Offering, provided that within 30 days after the end of the month in which the primary initial public offering terminates, the Dealer Manager must reimburse the Company to the extent that the Company’s reimbursements cause total underwriting compensation for the primary initial public offering to exceed 10% of the gross offering proceeds from such offering. The Company also pays directly or reimburses the Dealer Manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by the Company to the Dealer Manager may cause total organization and offering expenses incurred by the Company (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from the Company’s primary offering and the offering under its DRP as of the date of reimbursement.
As of December 31, 2011, the Company’s selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2011, including shares issued through the Company’s dividend reinvestment plan, the Company had issued 21,977,821 shares in the Offering for gross offering proceeds of $217.6 million and recorded selling commissions and dealer manager fees of $18.4 million and other offering costs of $7.0 million.  Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Acquisition and Origination Fees
The Company pays the Advisor an acquisition and origination fee equal to 1% of the cost of investments acquired, or the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition and origination expenses related to such investments and any debt attributable to such investments.
Asset Management Fee
With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition and origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition and origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.
With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one‑twelfth of 0.75% of the amount paid or allocated to acquire the investment, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment.
In the case of investments made through joint ventures, the asset management fee is determined based on the Company’s proportionate share of the underlying investment.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2011 and 2010. As of December 31, 2011, returns for the calendar year 2010 remain subject to examination by major tax jurisdictions.
Segments
The Company has invested in non-performing loans and opportunistic real estate assets and classified its operations by investment type: real estate-related and real estate.  In general, the Company intends to hold its investments in non-performing loans and opportunistic real estate for capital appreciation.  Traditional performance metrics of non-performing loans and opportunistic real estate may not be meaningful as these investments are non-stabilized and do not provide a consistent stream of interest income or rental revenue.  Subsequent to December 31, 2011, the Company revised the composition of its reporting segments to combine non-performing loans and opportunistic real estate into one reportable segment as the Company’s management views non-performing loans and opportunistic real estate as similar investments.  Additionally, as of December 31, 2011, the Company had made six CMBS investments for cash management purposes.  Interest income from the CMBS investments are allocated to the corporate-level accounts and not the reporting segments.  For financial data under the previous basis of segmentation, see Note 10, “Segment Information.”
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2011, 2010 and 2009.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Square Footage, Occupancy and Other Measures
Square footage, number of acres, occupancy and other measures used to describe real estate and real estate-related investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.
Recently Issued Accounting Standards Updates
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU No. 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. Additionally, ASU No. 2011-05 requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU No. 2011-12”). ASU No. 2011-12 defers the effective date of the specific requirement in ASU 2011-05 to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. The adoption of ASU No. 2011-05 will require the Company to change the presentation of comprehensive income in its consolidated financial statements.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). ASU No. 2011-04 updates and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU No. 2011-04 will have a material impact on its consolidated financial statements.

3.	REAL ESTATE
As of December 31, 2011, the Company owned five office properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land and one industrial/flex property, encompassing, in the aggregate, approximately 1.4 million rentable square feet. As of December 31, 2011, these properties were 45% occupied. In addition, the Company owned 1,375 acres of undeveloped land. The following table summarizes the Company’s real estate investments as of December 31, 2011 and 2010 respectively (in thousands):

	December 31,
	2011	2010
Land	$43,126	$2,090
Buildings and improvements	58,974	2,425
Tenant origination and absorption costs	8,235	221
Total real estate, cost	110,335	4,736
Accumulated depreciation and amortization	(2,583)	(189)
Total real estate, net	$107,752	$4,547

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The following table provides summary information regarding the properties owned by the Company as of December 31, 2011 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Village Overlook Buildings	08/02/2010	Stockbridge	GA	Office	$440	$1,309	$27	$1,776	$(100)	$1,676	100.0%
Academy Point Atrium I	11/03/2010	Colorado Springs	CO	Office	1,650	2,884	—	4,534	(52)	4,482	100.0%
Northridge Center I & II	03/25/2011	Atlanta	GA	Office	2,234	3,948	672	6,854	(564)	6,290	100.0%
Iron Point Business Park	06/21/2011	Folsom	CA	Office	2,671	15,621	1,246	19,538	(1,065)	18,473	100.0%
Roseville Commerce Center	06/27/2011	Roseville	CA	Industrial/Flex	2,010	2,795	543	5,348	(204)	5,144	100.0%
1635 N. Cahuenga Building	08/03/2011	Los Angeles	CA	Office	3,112	3,885	485	7,482	(138)	7,344	70.0%
Richardson Portfolio:
Palisades Central I	11/23/2011	Richardson	TX	Office	1,037	7,116	1,543	9,696	(119)	9,577	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	14,384	2,733	17,927	(265)	17,662	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	1,170	—	1,731	(4)	1,727	90.0%
Greenway II	11/23/2011	Richardson	TX	Office	854	2,392	—	3,246	(8)	3,238	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,470	986	5,158	(64)	5,094	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	5,500	—	—	5,500	—	5,500	90.0%
Total Richardson Portfolio					9,464	28,532	5,262	43,258	(460)	42,798
Park Highlands	12/30/2011	North Las Vegas	NV	Undeveloped Land	21,545	—	—	21,545	—	21,545	50.1%
					$43,126	$58,974	$8,235	$110,335	$(2,583)	$107,752
Operating Leases
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2011, the leases had remaining terms of up to 8.3 years (excluding options to extend) with a weighted-average remaining term of 2.9 years (excluding options to extend). Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions or foreclosures related to tenant leases are included in security deposits and other liabilities in the accompanying consolidated balance sheets and totaled $0.5 million and $32,000 as of December 31, 2011 and 2010, respectively.
During the year ended December 31, 2011, the Company recognized deferred rent from tenants of $0.2 million. As of December 31, 2011, the cumulative deferred rent receivable balance was $0.2 million and is included in rents and other receivables on the accompanying balance sheets. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

As of December 31, 2011, the future minimum rental income from the Company’s properties due under non-cancelable operating leases was as follows (in thousands):

2012	$9,282
2013	7,449
2014	6,403
2015	4,923
2016	3,599
Thereafter	3,371
$35,027
As of December 31, 2011, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Management Consulting	18	$3,346	27.4%
Finance and Insurance	14	2,596	21.3%
Other Professional Services	13	1,773	14.5%
		$7,715	63.2%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2011, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. During the year ended December 31, 2011, the Company recorded bad debt expense related to its tenant receivables of $17,000. The Company did not record any bad debt expense related to its deferred rent receivables during the year ended December 31, 2010. As of December 31, 2011, the Company had a bad debt reserve of approximately $14,000, which represents less than 1% of annualized base rent.
Geographic Concentration Risk
As of December 31, 2011, the Company's real estate investment in California and Texas represented 12.0% and 16.6% of the Company's total assets, respectively.  As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the California and Texas real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.
Recent Acquisitions
During the year ended December 31, 2011, the Company, through indirect wholly owned subsidiaries, acquired interests in an office building and an office portfolio consisting of five office buildings and 43 acres of undeveloped land. The Company recorded each acquisition as a business combination and expensed $1.6 million of acquisition costs. During the year ended December 31, 2011, the Company recognized $1.2 million of total revenues and $44,000 of operating income from these properties. In addition, during the year ended December 31, 2011, the Company acquired 1,375 acres of undeveloped land, which was accounted for as an asset acquisition.
1635 N. Cahuenga Building
On August 1, 2011, the Company, through an indirect wholly owned subsidiary, and Goldstein Planting Partners, LLC and its affiliates (collectively, “GPI”), entered into an agreement to form a joint venture (the “Cahuenga Joint Venture”), and on August 3, 2011, the Cahuenga Joint Venture acquired a six-story office building containing 34,711 rentable square feet located in Los Angeles, California (the “1635 N. Cahuenga Building”). Neither GPI nor the seller is affiliated with the Company or the Advisor.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The Company holds a 70% controlling membership interest in the Cahuenga Joint Venture and exercises significant control and therefore consolidates the Cahuenga Joint Venture in its financial statements. Income and losses are generally allocated among the members such that each member’s capital account is proportionately equal to the distributions that would be made to each member if the Joint Venture were dissolved pursuant to the provisions of the joint venture agreement. The Company records the portion of the Cahuenga Joint Venture not owned by the Company as noncontrolling interest. The purchase price of the 1635 N. Cahuenga Building paid by the Cahuenga Joint Venture was approximately $7.3 million plus closing costs. The Company allocated the purchase price of this property to the fair value of the assets acquired and liabilities assumed. The Company allocated $3.1 million to land, $3.8 million to building and improvements, $0.5 million to tenant origination and absorption and $0.1 million to below market leases. The weighted‑average amortization periods for the tenant origination and absorption costs and below-market leases were 3.4 years and 3.2 years, respectively.
Richardson Portfolio
On November 22, 2011, the Company, through an indirect wholly owned subsidiary, and JP-Richardson, LLC, an affiliate of JP Realty Partners, LTD., entered into an agreement to form a joint venture (the “Richardson Joint Venture”), and on November 23, 2011, the Richardson Joint Venture acquired a portfolio consisting of five office buildings containing 728,857 rentable square feet and 43 acres of undeveloped land in Richardson, Texas (the “Richardson Portfolio”). Neither JP‑Richardson, LLC nor the seller is affiliated with the Company or the Advisor.
The Company holds a 90% controlling membership interest in the Richardson Joint Venture and exercises significant control and therefore consolidates the Richardson Joint Venture in its financial statements. Income and losses are generally allocated among the members such that each member’s capital account is proportionately equal to the distributions that would be made to each member if the Richardson Joint Venture were dissolved pursuant to the provisions of the joint venture agreement. The Company records the portion of the Cahuenga Joint Venture not owned by the Company as noncontrolling interest. The purchase price of the Richardson Portfolio paid by the Richardson Joint Venture was $44.5 million plus closing costs. The Company allocated the purchase price of this property to the fair value of the assets acquired and liabilities assumed. The Company allocated $9.5 million to land, $28.1 million to building and improvements, $5.3 million to tenant origination and absorption, $1.9 million to above-market leases and $0.3 million to below market leases. The weighted-average amortization periods for the tenant origination and absorption costs, above-market leases and below-market leases were 4.3 years, 4.3 years and 4.5 years, respectively.
Park Highlands
On December 12, 2011, the Company, through an indirect wholly owned subsidiary, was the successful bidder in a bankruptcy auction of 1,375 acres of undeveloped land in North Las Vegas, Nevada (“Park Highlands”). On December 13, 2011, the Company through an indirect wholly owned subsidiary, entered into an agreement to form a joint venture (the “Park Highlands Joint Venture”) with Crescent Bay Land Fund 2 LLC, Benchmark Park Highland Holdings LLC and Michael Kremerman, and on December 30, 2011, the Park Highlands Joint Venture completed the acquisition of Park Highlands.  None of the joint venture members or the seller are affiliated with the Company or the advisor.
The Company owns a 50.1% controlling membership interest in the Park Highlands Joint Venture and exercises significant control and therefore consolidates the Park Highlands Joint Venture in its financial statements. Income and losses are generally allocated among the members such that each member’s capital account is proportionately equal to the distributions that would be made to each member if the Park Highlands Joint Venture were dissolved pursuant to the provisions of the joint venture agreement. The Company records the portion of the Park Highlands Joint Venture not owned by the Company as noncontrolling interest. The purchase price including acquisition fees and expenses for Park Highlands was $21.5 million, all of which was recorded as land.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW‑MARKET LEASE LIABILITIES
As of December 31, 2011 and 2010, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	2011	2010	2011	2010	2011	2010
Cost	$8,235	$221	$3,298	$61	$(471)	$—
Accumulated Amortization	(1,344)	(127)	(452)	(34)	34	—
Net Amount	$6,891	$94	$2,846	$27	$(437)	$—
Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2011 and 2010 are as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Year Ended December 31,		For the Year Ended December 31,		For the Year Ended December 31,
	2011	2010	2011	2010	2011	2010
Amortization	$1,773	$140	$653	$34	$(40)	$(2)
The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2011 will be amortized for the years ending December 31 as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2012	$2,684	$1,041	$125
2013	1,494	642	106
2014	1,083	461	87
2015	766	256	81
2016	505	203	38
Thereafter	359	243	—
	$6,891	$2,846	$437
Weighted-Average Remaining Amortization Period	3.8 years	4.1 years	4.0 years

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

5.	REAL ESTATE LOANS RECEIVABLE
As of December 31, 2011 and 2010, the Company, through wholly owned subsidiaries, had invested in real estate loans receivable as set forth below. As of December 31, 2011, the Company had foreclosed on, or otherwise received title to, the properties which secured all of its investments in real estate loans receivable (in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type (1)	Book Value as of December 31, 2010 (2)	Maturity Date	Foreclosure Date
Roseville Commerce Center Mortgage Portfolio
Roseville, California
Roseville Commerce Center First Mortgage I	09/10/2010	Industrial/Flex	Non-Performing Mortgage	$4,112	N/A	06/27/2011
Roseville Commerce Center First Mortgage II	09/10/2010	Industrial/Flex	Non-Performing Mortgage	1,700	N/A	06/27/2011
Roseville Commerce Center First Mortgage III	09/10/2010	Land	Non-Performing Mortgage	158	N/A	06/27/2011
Total Roseville Commerce Center Mortgage Portfolio				5,970
Northridge Center I & II First Mortgage
Atlanta, Georgia	12/08/2010	Office	Non-Performing Mortgage	7,257	N/A	03/25/2011
Iron Point Business Park First Mortgage
Folsom, California	03/14/2011	Office	Non-Performing Mortgage	—	N/A	06/21/2011
				$13,227
_____________________
(1) Upon acquisition, the Company did not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amounts outstanding under the loans, the payment of interest at the stated amounts on the face of notes or the repayment of the loans upon their maturity dates.
(2) Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees, and direct origination and acquisition costs.
The following summarizes the activity related to real estate loans receivable for the year ended December 31, 2011 (in thousands):

Real estate loans receivable - December 31, 2010	$13,227
Face value of real estate loans receivable acquired	25,631
Discount on purchase price of real estate loans receivable	(5,881)
Principal repayments received on real estate loans receivable	(438)
Closing costs on purchase of real estate loans receivable	370
Foreclosure on properties securing real estate loans receivable	(32,909)
Real estate loans receivable - December 31, 2011	$—
During the year ended December 31, 2011, the Company foreclosed on or entered into a deed-in-lieu of foreclosure agreement with respect to two first mortgage loans and a mortgage portfolio consisting of three separate first mortgage loans.  The Company successfully took title to the properties securing these loans, which are included in real estate in the accompanying consolidated balance sheet.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

6.	REAL ESTATE SECURITIES
During the year ended December 31, 2011, the Company purchased six investments in fixed rate CMBS classified as available-for-sale. As of December 31, 2011, the Company’s CMBS Securities were as follows (in thousands):

Description	Credit Rating	Scheduled Maturity	Coupon Rate	Face Amount	Amortized Cost Basis	Unrealized Gains (Losses)	Fair Value
CMBS	AAA	06/10/2044	5.14%	$5,170	$5,235	$(5)	$5,230
CMBS	AAA	05/10/2043	4.54%	6,914	6,991	(28)	6,963
CMBS (1)	AAA	08/15/2038	5.10%	14,571	14,855	(28)	14,827
CMBS (1)	AAA	07/15/2042	5.11%	9,342	9,459	6	9,465
CMBS (1)	AAA	07/15/2042	5.11%	4,198	4,251	2	4,253
CMBS (1)	AAA	12/15/2043	5.33%	17,409	17,857	7	17,864
				$57,604	$58,648	$(46)	$58,602
_____________________
(1) The Company has entered into repurchase agreements with respect to these securities. See Note 7, "Note Payable and Repurchase Agreements."
As of December 31, 2011, the Company determined the fair value of the fixed rate CMBS to be $58.6 million, resulting in unrealized losses of $46,000 for the year ended December 31, 2011. The cumulative unrealized loss of $46,000 on the fixed rate CMBS as of December 31, 2011 was not determined to be other-than-temporary because the Company did not experience an adverse change to its cash flow estimates for the securities and the Company believes it has the intent and ability to hold the securities for a period of time sufficient to allow for recovery of the amortized cost basis.
During the year ended December 31, 2011, the Company did not recognize any other-than-temporary impairments on its real estate securities. It is difficult to predict the timing or magnitude of other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, losses and changes in interest rates. As a result, actual realized losses could materially differ from these estimates.
The following summarizes the activity related to real estate securities for the year ended December 31, 2011 (in thousands):

Face value of securities acquired	$57,604
Premium on securities acquired	1,092
Amortization of premium on securities	(48)
Unrealized losses	(46)
Real estate securities - December 31, 2011	$58,602
The following table presents the fair value and unrealized losses of the Company’s investments in real estate securities as of December 31, 2011 (in thousands):

	Holding Period of Unrealized Losses of Investments in Real Estate Securities
	Less than 12 Months		12 Months or More		Total
Investment	Fair Value	Unrealized Losses	Fair Value	Unrealized Gains (Losses)	Fair Value	Unrealized Losses
Fixed Rate CMBS	$58,602	$(46)	$—	$—	$58,602	$(46)

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

7.	NOTES PAYABLE AND REPURCHASE AGREEMENTS
During the year ended December 31, 2011, the Company entered into two mortgage loans and four repurchase agreements. As of December 31, 2011, the Company’s notes payable and repurchase agreements consisted of the following (dollars in thousands):

	Principal	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date (2)
1635 N. Cahuenga Mortgage Loan	$3,477	5.00%	5.0%	Interest Only	07/31/2016
Richardson Portfolio Mortgage Loan (3)	29,525	6.25%	6.25%	Interest Only	11/30/2015
Repurchase Agreements on real estate securities	30,201	LIBOR + 1.25%	1.54%	Interest Only	01/19/2012 (4)
Total Notes Payable and Repurchase Agreements	$63,203
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2011. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2011 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at December 31, 2011, where applicable.
(2) Represents the initial maturity date or the maturity date as extended as of December 31, 2011; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.
(3) On November 23, 2011, the Richardson joint venture entered into a four-year mortgage loan for borrowings up to $46.1 million. As of December 31, 2011, $29.5 million (the “Initial Funding”) had been disbursed to the joint venture and $16.6 million (the “Holdback”) remains available for future disbursements, subject to certain conditions set forth in the loan agreement. Interest on the Initial Funding is calculated at a fixed rate of 6.25% during the initial term of the loan. Interest on the Holdback is calculated at a variable annual rate of 400 basis points over three-month LIBOR, but at no point shall the interest rate be less than 6.25%.
(4) See Note 14 "Subsequent Events – Extension of Maturity of CMBS Repurchase Transactions."
During the year ended December 31, 2011, the Company incurred $0.3 million of interest expense. Of this amount, $0.2 million was payable as of December 31, 2011. Included in interest expense for the year ended December 31, 2011, was $24,000, of amortization of deferred financing costs. As of December 31, 2011, the Company’s deferred financing costs were $1.1 million, net of amortization.
The following is a schedule of maturities for all notes payable outstanding as of December 31, 2011 (in thousands):

	Current Maturity			Fully Extended Maturity (1)
	Notes Payable	Repurchase Agreements	Total	Notes Payable	Repurchase Agreements	Total
2012	$—	$30,201	$30,201	$—	$30,201	$30,201
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	29,525	—	29,525	—	—	—
2016	3,477	—	3,477	33,002	—	33,002
Thereafter	—	—	—	—	—	—
	$33,002	$30,201	$63,203	$33,002	$30,201	$63,203
_____________________
(1) Represents the maturities of all notes payable outstanding as of December 31, 2011, assuming the Company exercises all extension options available per the terms of the loan agreements. The Company can give no assurance that it will be able to satisfy the conditions to extend the terms of the loan agreements.
Certain of our notes payable and repurchase agreements contain financial and non financial covenants. As of December 31, 2011, the Company was in compliance with all debt covenants.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Repurchase Agreements
Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets at a future date and are accounted for as a collateralized financing transaction.  The Company retains beneficial interest in the pledged collateral and includes the assets on its consolidated financial statements.  Proceeds from the repurchase agreements are treated as secured borrowings.  The carrying values of the Company’s repurchase agreements, the book values of the underlying collateral and the repurchase agreement counterparties as of December 31, 2011 are as follows (dollars in thousands):

Collateral	Balance Sheet Classification of Collateral	Carrying Value of Repurchase Agreement	Book Value of Underlying Collateral	Maturity Date of Collateral	Repurchase Agreement Counterparties
CMBS	Real estate securities	$9,664	14,827	08/15/2038	Wells Fargo Securities, LLC
CMBS	Real estate securities	6,154	9,465	07/15/2042	Wells Fargo Securities, LLC
CMBS	Real estate securities	2,766	4,253	07/15/2042	Wells Fargo Securities, LLC
CMBS	Real estate securities	11,617	17,864	12/15/2043	Wells Fargo Securities, LLC
		$30,201	$46,409
CMBS Master Repurchase Agreements
The Company, through an indirect wholly owned subsidiary (the “KBS Seller”), on December 12, 2011, entered into separate master repurchase agreements (collectively and as supplemented by the Transactions described above and as amended on December 21, 2011, the “Repurchase Agreements”) with Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (individually and collectively, the “Wells Buyer”). The Wells Buyer is not affiliated with the Company or the Advisor.
Pursuant to the Repurchase Agreements, the KBS Seller may sell to the Wells Buyer, and later repurchase from the Wells Buyer, securities or other assets (collectively, the “Securities”). The Wells Buyer is under no obligation to purchase any amount of Securities from the KBS Seller. The KBS Seller expects to use the Repurchase Agreement primarily to fund its purchase of certain CMBS. The Repurchase Agreements are fully guaranteed by the Company.
The purchase price to be paid by the Wells Buyer for any Security it purchases from the KBS Seller will be determined on the date of such transaction (each, a “Transaction”). Upon the KBS Seller’s repurchase of a Security from the Wells Borrower, the KBS Seller will be required to repay the Wells Buyer the purchase price paid by the Wells Buyer for such Security plus interest (which will be determined by the KBS Seller and the Wells Buyer prior to and in relation to each such repurchase) on the date of such repurchase. With respect to any Securities sold by the KBS Seller to the Wells Buyer, the KBS Seller is entitled to receive an amount equal to any income generated by such Securities that it would have been entitled to receive if the Securities had not been sold. The Wells Borrower may transfer such income to or credit the KBS Seller’s account, or apply such income to reduce the amount to be transferred by the KBS Seller to the Wells Buyer upon the repurchase of the Securities.
The Repurchase Agreements contain margin call provisions that generally provide the Wells Buyer with certain rights in the event that there has been a decline in the market value of Securities it has purchased from the KBS Buyer in an amount greater than $250,000. Under these circumstances, the Wells Buyer may require the KBS Seller to transfer cash or additional Securities with an aggregate market value in an amount sufficient to eliminate any margin deficit resulting from such a decline (a "Margin Call"). The Repurchase Agreements also contain margin excess provisions that generally provide the KBS Seller with certain rights in the event that there has been an increase in the market value of Securities purchased by the Wells Borrower from the KBS Seller in an amount greater than $250,000. Under these circumstances, the KBS Seller may require the Wells Buyer, at the Wells Buyer’s option, to transfer cash or purchased Securities with an aggregate market value in an amount sufficient to eliminate any margin excess resulting from such an increase in market value. The specific value of the Securities which will trigger transfers of cash or additional Securities in relation to either margin deficits or margin excesses will be determined by the KBS Seller and the Wells Buyer prior to and in relation to each Transaction.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

In addition, the Repurchase Agreements contain events of default (subject to certain grace periods, notice provisions and materiality thresholds) customary for this type of agreement, including without limitation: payment and purchase defaults; bankruptcy or insolvency proceedings; Margin Call defaults; breaches of covenants and/or certain representations and warranties; failure by the KBS Seller to notify the Wells Buyer of its net worth (which equals gross assets less the aggregate amount of all liabilities, determined in accordance with generally accepted accounting principles); our net worth falling below $15 million; a default by the KBS Seller involving the failure to pay or acceleration of a monetary obligation in excess of the lower of $10 million or 3% of the KBS Seller’s net asset value and net asset value per share (as calculated by the KBS Seller) (the “Obligation Amount”), or permitting the acceleration of the maturity of obligations in excess of the Obligation Amount; defaults by us under certain monetary obligations; and certain failures by us as guarantor of the Repurchase Agreements. The remedies for such events of default are also customary for this type of agreement and include without limitation: the acceleration of the principal amount outstanding under the Repurchase Agreements; and the liquidation by the Wells Buyer of Securities it has purchased from the KBS Seller which are then subject to the Repurchase Agreements.

8.	FAIR VALUE DISCLOSURES
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See note 2, "Summary of Significant Accounting Policies." The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances     approximate their fair values due to the short maturities of these items.
Real estate loans receivable: The Company’s real estate loans receivable are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable are estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As of December 31, 2011, the Company had foreclosed on, or otherwise received title to, the properties which secured all of its investments in real estate loans receivable.
Real estate securities: These investments are classified as available-for-sale and are presented at fair value.  The Company obtained the fair value of its CMBS investments, which are not traded in active markets, from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets.  Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement dates benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.  The Company validates the quoted market prices provided by its primary pricing service by comparing the fair values against the fair values provided by its investment custodian.  The Company classifies these inputs as Level 2 inputs.
Notes payable and repurchase agreements: The fair value of the Company’s notes payable and repurchase agreements is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The following were the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2011 and 2010, for which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2011			December 31, 2010
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loans receivable (1)	$—	$—	$—	$27,483	$13,227	$12,950
Financial liabilities:
Notes payable and repurchase agreements	$63,203	$63,203	$63,219	$—	$—	$—
_____________________
(1) As of December 31, 2011, the Company no longer owned any real estate loans receivable as it had foreclosed on or formally received title to the properties securing the loans.
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of December 31, 2011 and 2010 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
During the year ended December 31, 2011, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
CMBS	$58,602	$—	$58,602	$—
During the year ended December 31, 2011, the Company measured the following non-financial assets on a nonrecurring basis at the time each event occurred (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:
Foreclosed real estate (1)	$32,713	$—	$—	$32,713
Investment in real estate (2)	73,297	—	—	73,297
Total Assets	$106,010	$—	$—	$106,010
_____________________
(1) Amount reflects estimated fair value of real estate on the date on which the Company foreclosed or to which it otherwise took title in 2011.
(2) Amount reflects acquisition date fair values of real estate acquired.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

9.	RELATED PARTY TRANSACTIONS
The Advisory Agreement and the Dealer Manager Agreement entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate‑related investments, and the disposition of real estate and real estate-related investments (including the discounted payoff of non-performing loans) among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2011, 2010 and 2009, no transactions occurred between the Company and these other KBS-sponsored programs.
Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2011, 2010 and 2009, respectively, and any related amounts payable as of December 31, 2011 and 2010 (in thousands):

	Incurred			Payable as of December 31,
	2011	2010	2009	2011	2010
Expensed
Asset management fees	$328	$30	$—	$17	$—
Reimbursable operating expenses (1)	60	462	346	—	312
Acquisition fees on real properties	460	18	—	—	—
Additional Paid-in Capital
Selling commissions	9,431	2,618	—	—	—
Dealer manager fees	4,893	1,498	—	—	—
Reimbursable other offering costs	2,450	3,438	—	14	66
Capitalized
Acquisition and origination fees on real estate loans receivable	199	131	—	—	—
Acquisition fee on undeveloped land	106	—	—	—	—
	$17,927	$8,195	$346	$31	$378
_____________________
(1) The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $60,000 and $16,000 for the years ended December 31, 2011 and 2010, respectively, and were the only employee costs reimbursed under the Advisory Agreement during these periods. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

10.	SEGMENT INFORMATION
The Company classified its operations by investment types: real estate and real estate‑related. Under the real estate segment, the Company has invested in or otherwise taken title to, through foreclosure or deed‑in‑lieu of foreclosure, opportunistic real estate including office properties, industrial/flex properties and undeveloped land. Under the real estate‑related segment, the Company has invested in non‑performing first mortgage loans. As of December 31, 2011, the Company had foreclosed on, or otherwise received title to, the properties which secured all of its investments in real estate loans receivable. All revenues earned from the Company’s two reporting segments were from external customers and there were no intersegment sales or transfers. Subsequent to December 31, 2011, the Company revised the composition of its segments to combine non-performing loans and opportunistic real estate into one reportable segment as the Company's management views investments in non-performing loans and opportunistic real estate as similar investments. As this determination was made subsequent to December 31, 2011, the Company is required to disclose financial data under the previous basis of segmentation for the years ended December 31, 2011 and 2010. The accounting policies of the segments are consistent with those described in Note 2, “Summary of Significant Accounting Policies.”
The Company does not allocate corporate-level accounts to its reporting segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. As of December 31, 2011, the Company had invested in six CMBS investments for cash management purposes. Interest income from the CMBS investments are allocated to the corporate-level account and not the reporting segments.
The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI as operating revenues (rental income, tenant reimbursements, interest income from real estate loans receivable and other operating income) less operating and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, provision for bad debt and loan servicing costs) less interest expense, if any. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non‑property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The following tables summarize total revenues and NOI for each reportable segment for the years ended December 31, 2011 and 2010 (in thousands):

	Years Ended December 31,
	2011	2010
Revenues:
Real estate segment	$3,914	$177
Real estate-related segment	311	131
Total segment revenues	4,225	308
Corporate-level	53	—
Total Revenues	$4,278	$308
Interest Expense:
Real estate segment	$300	$—
Real estate-related segment	—	—
Total segment interest expense	300	—
Corporate-level	13	—
Total Interest Expense	$313	$—
NOI:
Real estate segment	$(467)	$(95)
Real estate-related segment	235	110
Total NOI	$(232)	$15
The following tables summarize total assets and total liabilities for each reportable segment as of December 31, 2011 and 2010 (in thousands):

	As of December 31,
	2011	2010
Assets:
Real estate segment	$114,310	$4,637
Real estate-related segment	—	13,832
Total segment assets	114,310	18,469
Corporate-level (1)	144,153	23,935
Total assets	$258,463	$42,404
Liabilities:
Real estate segment	$36,146	$295
Real estate-related segment	—	563
Total segment liabilities	36,146	858
Corporate-level (2)	30,482	488
Total liabilities	$66,628	$1,346
_____________________
(1) Corporate-level assets consisted primarily of net proceeds from the Offering being held in the form of cash and cash equivalents of approximately $83.9 million and $23.5 million as of December 31, 2011 and December 31, 2010, respectively and CMBS of $58.6 million as of December 31, 2011.
(2) Corporate-level liabilities consisted primarily of repurchase agreements of $30.2 million as of December 31, 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The following table reconciles the Company’s net loss to its NOI for the years ended December 31, 2011 and 2010 (in thousands):

	Years Ended December 31,
	2011	2010
Net loss	$(7,799)	$(1,975)
Interest income from real estate securities and other interest income	(170)	(18)
Real estate acquisition fees and expenses	1,139	51
Real estate acquisition fees and expenses to affiliates	460	18
Costs related to the foreclosure of loans receivable	901	92
General and administrative expenses	2,005	1,635
Depreciation and amortization	3,203	212
Corporate-level interest expense	13	—
Corporate-level asset management fees to affiliates	16	—
NOI	$(232)	$15

11.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2011 and 2010. The Company acquired interests in an office building and an office portfolio consisting of five office buildings and 43 acres of undeveloped land during the year ended December 31, 2011, all of which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2011 and 2010 has been prepared to give effect to the acquisition of the Richardson Portfolio as if the acquisition occurred on January 1, 2010. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Year Ended December 31,
	2011	2010
Revenues	$12,991	$10,966
Depreciation and amortization	$4,823	$1,885
Net loss attributable to common stockholders	$(5,718)	$(1,105)
Net loss per common share, basic and diluted	$(0.44)	$(0.33)
Weighted-average number of common shares outstanding, basic and diluted	12,880,234	3,298,902
The unaudited pro forma information for the year ended December 31, 2011 was adjusted to exclude $1.3 million of acquisition costs related to the above properties incurred in 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

12.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010 (in thousands, except per share amounts):

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$337	$609	$1,189	$2,143
Net loss attributable to commons stockholders	$(703)	$(1,677)	$(1,844)	$(3,357)
Net loss per common share, basic and diluted	$(0.12)	$(0.19)	$(0.14)	$(0.19)
Distributions declared per common share (1)	$—	$—	$—	$0.300

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$75	$233
Net loss	$(3)	$(603)	$(460)	$(909)
Net loss per common share, basic and diluted	$(0.13)	$(0.74)	$(0.23)	$(0.24)
Distributions declared per common share	$—	$—	$—	$—
_____________________
(1) On December 2, 2011, the Company’s board of directors declared a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, to stockholders of record as of the close of business on December 23, 2011. The Company paid this distribution on December 23, 2011. Investors could choose to receive cash distributions or purchase additional shares under the dividend reinvestment plan.

13.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issuance; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of December 31, 2011. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

14.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Offering on November 20, 2009. As of March 6, 2012, the Company had sold 24,651,860 shares of common stock in the Offering for gross offering proceeds of $244.1 million, including 468,558 shares of common stock under the DRP for gross offering proceeds of $4.5 million. Also as of March 6, 2012, the Company had redeemed 25,242 of the shares sold in the Offering for $0.2 million.
Extension of Maturity of CMBS Repurchase Transactions
On December 12, 2011, the “Company, through an indirect wholly owned subsidiary, entered into separate master repurchase agreements (collectively and as amended on December 21, 2011, the “Repurchase Agreements”) with Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (individually and collectively, the “Wells Buyer”). Pursuant to the Repurchase Agreements, during December 2011, the Company entered into four separate one-month repurchase transactions with the Wells Buyer relating to certain CMBS investments. These repurchase transactions relating to the CMBS Investments have been successively extended through March 16, 2012 under substantially the same terms.
Sale of the 10564 Industrial Avenue Building
On September 10, 2010, the Company, through an indirect wholly owned subsidiary, purchased three separate non-performing first mortgage loans (collectively, the “Roseville Commerce Center Mortgage Portfolio”) at a discounted purchase price of $5.9 million plus closing costs. The Roseville Commerce Center Mortgage Portfolio was secured by five industrial flex buildings with each building containing approximately 22,500 rentable square feet and four parcels of partially improved land encompassing 6.0 acres.  The properties are located at 10556-10612 Industrial Avenue in Roseville, California.  On June 27, 2011, the Company foreclosed on the properties securing the Roseville Commerce Center Mortgage Portfolio, and thereby obtained ownership of them.  In December 2011, the Company received an unsolicited offer to purchase one of the industrial flex buildings located at 10564 Industrial Avenue in Roseville, California and on January 31, 2012, upon receiving approval from the Company’s board of directors, the Company sold this building for $1.3 million.  The purchaser is not affiliated with the Company or the Advisor.  As a result of the sale of the property, the Company recognized a gain of $0.5 million.
Distribution Declared and Paid
On February 13, 2012, the Company’s board of directors authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. The Company paid this distribution on February 17, 2012. This distribution was made in connection with the Company’s disposition of 10564 Industrial Avenue in Roseville, California.  The aggregate authorized distribution to the Company’s stockholders is approximately equal to the gain resulting from this disposition and was funded with proceeds from this disposition. The distribution was paid in cash or, for investors enrolled in the Company’s distribution reinvestment plan, reinvested in additional shares.
Loan Purchase and Sale Agreement for 1180 Raymond First Mortgage
On March 12, 2012, the Company, through an indirect wholly owned subsidiary, entered into a loan purchase and sale agreement to purchase, at a discount, a non-performing first mortgage loan (the “1180 Raymond First Mortgage”) for $35.0 million plus closing costs.  The seller is not affiliated with the Company or the Advisor.  The 1180 Raymond First Mortgage is secured by a multifamily tower containing 317 apartment units located in Newark, New Jersey.  Pursuant to the loan purchase and sale agreement, the Company would be obligated to purchase the loan only after satisfaction of agreed upon closing conditions.  There can be no assurance that the Company will complete the acquisition.  As of March 12, 2012, the Company had made a deposit of $3.5 million, and in some circumstances, if the Company fails to complete the acquisition, the Company may forfeit $3.5 million of earnest money.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

KBS STRATEGIC OPPORTUNITY REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2011
(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition (2)	Land	Building and Improvements (1)	Total (3)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired or Foreclosed on
Village Overlook Buildings	Stockbridge, GA	100%	$—	$440	$1,332	$1,772	$4	$440	$1,336	$1,776	$(100)	1993	08/02/2010
Academy Point Atrium I	Colorado Springs, CO	100%	—	1,650	1,223	2,873	1,661	1,650	2,884	4,534	(52)	1981	11/03/2010
Northridge Center I & II	Atlanta, GA	100%	—	2,234	4,457	6,691	163	2,234	4,620	6,854	(564)	1985/1989	03/25/2011
Iron Point Business Park	Folsom, CA	100%	—	2,671	16,576	19,247	291	2,671	16,867	19,538	(1,065)	1999/2001	06/21/2011
Roseville Commerce Center	Roseville, CA	100%	—	2,010	3,311	5,321	27	2,010	3,338	5,348	(204)	2006	06/27/2011
1635 N. Cahuenga Building	Los Angeles, CA	70%	3,477	3,112	4,245	7,357	125	3,112	4,370	7,482	(138)	1983	08/03/2011
Richardson Portfolio
Palisades Central I	Richardson, TX	90%	(4)	1,037	8,628	9,665	31	1,037	8,659	9,696	(119)	1980	11/23/2011
Palisades Central II	Richardson, TX	90%	(4)	810	17,117	17,927	—	810	17,117	17,927	(265)	1985	11/23/2011
Greenway I	Richardson, TX	90%	(4)	561	1,170	1,731	—	561	1,170	1,731	(4)	1983	11/23/2011
Greenway II	Richardson, TX	90%	(4)	854	2,392	3,246	—	854	2,392	3,246	(8)	1985	11/23/2011
Greenway III	Richardson, TX	90%	(4)	702	4,083	4,785	373	702	4,456	5,158	(64)	1983	11/23/2011
Undeveloped Land	Richardson, TX	90%	(4)	5,500	—	5,500	—	5,500	—	5,500	—	N/A	11/23/2011
Total Richardson Portfolio			29,525	9,464	33,390	42,854	404	9,464	33,794	43,258	(460)
Park Highlands	North Las Vegas, NV	50%	—	21,545	—	21,545	—	21,545	—	21,545	—	N/A	12/30/2011
		TOTAL	$33,002	$43,126	$64,534	$107,660	$2,675	$43,126	$67,209	$110,335	$(2,583)
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(1) Building and improvements include tenant origination and absorption costs.
(2) Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.
(3) The aggregate cost of real estate for federal income tax purposes was $114.9 million as of December 31, 2011.
(4) As of December 31, 2011, $29.5 million of debt was outstanding secured by the Richardson Portfolio.

KBS STRATEGIC OPPORTUNITY REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

KBS STRATEGIC OPPORTUNITY REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)
December 31, 2011
(dollar amounts in thousands)

	2011	2010
Real Estate
Balance at the beginning of the year	$4,737	$—
Acquisitions (1)	103,015	4,646
Improvements	3,351	113
Write-off of fully depreciated and fully amortized assets	(768)	(22)
Balance at the end of the year	$110,335	$4,737

Accumulated depreciation
Balance at the beginning of the year	$190	$—
Depreciation expense	3,161	212
Write-off of fully depreciated and fully amortized assets	(768)	(22)
Balance at the end of the year	$2,583	$190
____________________
(1) Acquisitions includes properties which the Company acquired through foreclosure on or to which it otherwise received title.